Exhibit 99.1

Allot First Quarter 2026 Results: Revenue Growth
Accelerates to 14% YoY with Increased Margins

Recurring Revenue Reaches 67% of Total Revenue

Hod Hasharon, Israel – May 12, 2026 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative Security-as-a-Service (SECaaS) and network intelligence solutions for communications service providers and enterprises, today announced its unaudited financial results for the first quarter of 2026.

Financial Highlights for the First Quarter of 2026

•	Revenues of $26.4 million, up 14% year-over-year;
•	Security as a Service (SECaaS) revenues of $8.7 million, increasing 71% year-over-year;
•	March 2026 SECaaS ARR* of $33.7 million, up 59% year-over-year;
•	GAAP operating income of $1.5 million, compared with an operating loss of $0.7 million in the first quarter of 2025;
•	Non-GAAP operating income of $2.6 million, compared with $0.4 million in the first quarter of 2025;
•	Record operating cash flow of $10.6 million.

Management Comment

Eyal Harari, CEO of Allot, commented, “We are pleased to report a strong start to 2026, with revenues increasing 14% year-over-year, marking our third consecutive quarter of double-digit revenue growth. Our success was driven by a robust expansion in our cybersecurity business, resulting in meaningful improvements in margins and profit, as well as record operating cash flow.”

Mr. Harari continued, “Our cybersecurity segment remains the primary engine of growth and drove Recurring Revenues** to over 67% of total revenue in the quarter. Strong organic growth in SECaaS revenues and ARR reflects increasing adoption of telco-provided cybersecurity services powered by Allot and provides us with strong visibility into continued double-digit growth for the full year.”

Concluded Mr. Harari, “Looking ahead, we reaffirm our 2026 revenue guidance of $113 million to $117 million, with continued profitability improvements throughout the year. Following a strong first quarter we feel increasingly confident toward the upper end of that range and furthermore, we now have the strong visibility ahead to predict 40% or more SECaaS revenue growth in 2026.”

First Quarter 2026 Financial Results Summary

Total revenues for the first quarter of 2026 were $26.4 million, a 14% increase year-over-year compared with $23.2 million in the first quarter of 2025.

Gross profit on a GAAP basis for the first quarter of 2026 was $18.7 million (gross margin of 70.9%), a 17% increase compared with $16.0 million (gross margin of 69.3%) in the first quarter of 2025.

Gross profit on a non-GAAP basis for the first quarter of 2026 was $18.8 million (gross margin of 71.3%), a 16% increase compared with $16.3 million (gross margin of 70.4%) in the first quarter of 2025.

Operating income on a GAAP basis for the first quarter of 2026 was $1.5 million (operating margin of 5.8%), compared with an operating loss of $0.7 million in the first quarter of 2025.

Operating income on a non-GAAP basis for the first quarter of 2026 was $2.6 million (operating margin of 9.9%), compared with $0.4 million (operating margin of 1.8%) in the first quarter of 2025.

Net income on a GAAP basis for the first quarter of 2026 was $1.9 million, or $0.04 per diluted share, compared with a net loss of $0.3 million, or $0.01 loss per basic share, in the first quarter of 2025.

Net income on a non-GAAP basis for the first quarter of 2026 was $3.1 million, or $0.06 income per diluted share, compared with $0.8 million, or $0.02 per diluted share, in the first quarter of 2025.

Operating cash flow generated in the quarter was $10.6 million compared with $1.7 million in the first quarter of 2025.

Cash and cash equivalents, bank deposits, restricted deposits and investments as of March 31, 2026, totaled $98 million, compared with $88 million as of December 31, 2025.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its first quarter 2026 earnings results today, May 12, 2026 at 8:00 am ET, 3:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0699

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: https://investors.allot.com/

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative converged cybersecurity solutions and network intelligence offerings for service providers and enterprises worldwide. Allot enhances value to its customers’ customers through its solutions, which are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, which is calculated based on estimated revenues for the month of March 2026 and multiplied by 12.

** Recuring Revenues - measures the current recurring support & maintenance revenues, plus the current SECaaS recuring revenues.

GAAP to Non-GAAP Reconciliation:

The Company presents non‑GAAP financial measures that adjust GAAP results to exclude items that management considers not reflective of the Company’s ongoing operational performance. Non-GAAP gross profit is defined as GAAP gross profit excluding share-based compensation expenses, amortization of intangible assets and acquisition‑related expenses. Non-GAAP operating income is defined as GAAP net operating excluding primarily share-based compensation expenses, amortization of intangible assets and acquisition‑related expenses. Non-GAAP net income is defined as GAAP net income excluding primarily share-based compensation expenses, amortization of intangible assets, acquisition‑related and other non‑recurring expenses, financial income or expenses related to exchange rate differences and changes in tax-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are presented below. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including, revenue, recurring revenue, SECaaS revenues and profitability growth, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year 2025, filed with the Securities and Exchange Commission as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Additionally, the forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,116	$17,107
Restricted deposit	3,199	3,573
Short-term bank deposits	21,800	15,100
Available-for-sale marketable securities	59,299	48,663
Trade receivables, net (net of allowance for credit losses of $9,388 and $9,611 on March 31, 2026 and December 31, 2025 , respectively)	20,544	17,451
Other receivables and prepaid expenses	10,105	9,906
Inventories	15,756	13,180
Total current assets	143,819	124,980

NON-CURRENT ASSETS:
Severance pay fund	$301	$295
Restricted deposit	701	3,327
Operating lease right-of-use assets	5,237	5,518
Other assets	1,040	732
Property and equipment, net	5,736	6,014
Goodwill	31,833	31,833
Total non-current assets	44,848	47,719

Total assets	$188,667	$172,699

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,440	$938
Employees and payroll accruals	7,907	9,254
Deferred revenues	38,085	24,700
Short-term operating lease liabilities	1,146	348
Other payables and accrued expenses	11,669	11,919
Total current liabilities	60,247	47,159

LONG-TERM LIABILITIES:
Deferred revenues	$7,495	$5,912
Long-term operating lease liabilities	4,726	5,392
Accrued severance pay	863	886
Total long-term liabilities	13,084	12,190

SHAREHOLDERS' EQUITY	115,336	113,350

Total liabilities and shareholders' equity	$188,667	$172,699

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025

Revenues	$26,425	$23,150
Cost of revenues	7,684	7,103
Gross profit	18,741	16,047

Operating expenses:
Research and development costs, net	6,282	5,991
Sales and marketing	7,823	7,338
General and administrative	3,108	3,427
Total operating expenses	17,213	16,756

Operating income (loss)	1,528	(709)
Financial income, net	785	673
Income (loss) before tax	2,313	(36)
Income tax expenses	370	296
Net income (loss)	$1,943	$(332)

Income (loss) per share
Basic	$0.04	$(0.01)
Diluted	$0.04	$(0.01)

Weighted average shares outstanding
Basic	48,777,078	39,620,521
Diluted	49,893,370	39,620,521

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2026	2025

Cash flows from operating activities:

Net income (loss)	$1,943	$(332)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	659	1,346
Share-based compensation	1,094	981
Capital loss	-	255
Loss (Gain) of foreign exchange on cash and cash equivalents	20	(10)
Changes in operating assets and liabilities:
Decrease in accrued severance pay, net	(29)	(4)
(Increase) Decrease in other assets, other receivables and prepaid expenses	(1,434)	1,424
Increase in accrued interest and amortization of premium on available-for sale marketable securities	(234)	(341)
Decrease (Increase) in operating leases liability	132	(143)
Decrease in operating lease right-of-use asset	281	304
Increase in trade receivables	(3,093)	(2,752)
(Increase) Decrease in inventories	(2,576)	418
Increase in trade payables	502	75
Decrease in employees and payroll accruals	(1,347)	(2,212)
Increase in deferred revenues	14,968	2,263
(Increase) Decrease in other payables and accrued expenses	(311)	403

Net cash provided by operating activities	$10,575	$1,675

Cash flows from investing activities:

Decrease in restricted deposit	$3,000	$303
Investment in short-term bank deposits	(10,500)	(8,700)
Withdrawal of short-term bank deposits	3,800	7,250
Purchase of property and equipment	(381)	(281)
Investment in marketable securities	(29,965)	(28,976)
Proceeds from redemption or sale of marketable securities	19,500	22,400

Net cash used in investing activities	$(14,546)	$(8,004)

Cash flows from financing activities:

Proceeds from exercise of stock options	$-	$238
Net cash provided by financing activities	$-	$238

Effect of exchange rate changes on cash and cash equivalents	(20)	10

Increase (Decrease) in cash and cash equivalents	(3,991)	(6,081)
Cash, cash equivalents at the beginning of the period	17,107	16,142

Cash, cash equivalents at the end of the period	$13,116	$10,061

Non-cash activities:
ROU asset and lease liability decrease, due to lease termination	$-	$(71)

ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)

GAAP cost of revenues	$7,684	$7,103
Share-based compensation	(105)	(94)
Amortization of intangible assets	-	(152)
Non-GAAP cost of revenues	$7,579	$6,857

GAAP gross profit	$18,741	$16,047
Share-based compensation	105	94
Amortization of intangible assets		152
Non-GAAP gross profit	$18,846	$16,293

GAAP operating expenses	$17,213	$16,756
Share-based compensation - Research and development costs, net	(191)	(242)
Share-based compensation - Sales and marketing	(397)	(305)
Share-based compensation - General and administrative	(401)	(340)
Non-GAAP operating expenses	$16,224	$15,869

GAAP operating Income (Loss)	$1,528	$(709)
Share-based compensation	1,094	1,039
Amortization of intangible assets		94
Non-GAAP operating Income	$2,622	$424

GAAP Net income (Loss)	$1,943	$(332)
Share-based compensation	1,094	981
Amortization of intangible assets	-	152
Exchange rate differences*	(22)	(61)
Changes in tax related items	43	45
Non-GAAP Net income	$3,058	$785

Non-GAAP income (loss) per share
Basic	$0.06	$0.02
Diluted	$0.06	$0.02

Weighted average shares outstanding
Basic	48,777,078	39,620,521
Diluted	50,966,541	42,880,655

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q1-26		FY 2025		FY 2024
Revenues geographic breakdown
Americas	3.8	15%	19.1	19%	14.2	15%
EMEA	15.9	60%	63.7	62%	54.0	59%
Asia Pacific	6.7	25%	19.2	19%	24.0	26%
	26.4	100%	102.0	100%	92.2	100%

Revenues breakdown by type
SECaaS (Security as a Service)	8.7	33%	26.8	26%	16.5	18%
Products & Professional Services	8.6	33%	39.3	38%	38.4	42%
Support & Maintenance	9.1	34%	35.9	36%	37.3	40%
	26.4	100%	102.0	100%	92.2	100%

Top 10 customers as a % of revenues	46%		41%		43%

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q1-2026	8.7
Q4-2025:	8.1
Q3-2025:	7.3
Q2-2025:	6.4
Q1-2025:	5.1

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Mar. 2026:	33.7
Dec. 2025:	30.8
Dec. 2024:	18.2
Dec. 2023:	12.7